Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Three months and six months ended
December 31, 2009 and 2008
(Unaudited)

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	December 31,	June 30,
	2009	2009
	(Unaudited)

Assets

Current assets:
Cash (note 3)	$30,728,304	$2,337,716
Short-term deposits (note 3)	5,173,645	39,713,042
Accounts receivable	441,815	564,584
Prepaid expenses	142,024	352,850
	36,485,788	42,968,192

Property and equipment	80,830	96,876

Intangible assets (note 4)	2,474,597	3,004,868

	$39,041,215	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$537,272	$431,028
Accrued liabilities	930,734	486,723
Deferred revenue (note 8)	2,553,762	2,549,568
	4,021,768	3,467,319

Deferred revenue (note 8)	1,616,168	2,898,292

Shareholders' equity:
Share capital (note 5)	173,023,140	172,921,153
Contributed surplus (note 6)	13,510,415	13,035,123
Deficit	(153,130,276)	(146,251,951)
	33,403,279	39,704,325

Basis of presentation (note 1)
Commitments (note 9)
Subsequent event (note 10)

	$39,041,215	$46,069,936

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Six months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Out-licensing revenue (note 8)	$697,583	$1,832,224	$1,425,121	$3,047,169
Interest income	13,174	365,067	32,293	807,688
	710,757	2,197,291	1,457,414	3,854,857

Expenses:
Licensing and product Development	2,372,946	4,421,428	4,808,994	8,266,612
General and administrative	1,699,330	1,193,209	3,483,762	2,340,587
	4,072,276	5,614,637	8,292,756	10,607,199

Loss before the undernoted	(3,361,519)	(3,417,346)	(6,835,342)	(6,752,342)

Gain (loss) on foreign exchange	(7,130)	79,684	(33,877)	91,887
Gain (loss) on short-term deposits	(6,888)	163,277	(9,106)	22,718
Other income	–	–	–	307,140

Loss and comprehensive loss for the period	(3,375,537)	(3,174,385)	(6,878,325)	(6,330,597)

Deficit, beginning of period	(149,754,739)	(136,338,697)	(146,251,951)	(133,182,485)

Deficit, end of period	$(153,130,276)	$(139,513,082)	$(153,130,276)	$(139,513,082)

Basic and diluted loss per common share	$(0.06)	$(0.06)	$(0.12)	$(0.11)

Weighted average number of common shares outstanding	55,888,710	55,835,356	55,862,879	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 5)	2,380,953	2,380,953	2,380,953	2,380,953

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Six months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,375,537)	$(3,174,385)	$(6,878,325)	$(6,330,597)
Items not involving cash:
Amortization of property and equipment	17,331	18,844	33,583	37,476
Amortization of intangible assets	265,135	265,136	530,271	530,271
Loss (gain) on short-term deposits	6,888	(163,277)	9,106	(22,718)
Stock-based compensation	118,046	189,223	514,690	379,556
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	87,560	(191,057)	333,595	(300,897)
Accounts payable, accrued liabilities and deferred revenue	(722,825)	(1,585,637)	(727,675)	(2,268,645)
	(3,603,402)	(4,641,153)	(6,184,755)	(7,975,554)

Financing activities:
Issuance of common shares on exercise of options	51,165	–	62,589	–

Investing activities:
Short-term deposits, net	25,422	(174,312)	34,530,291	13,025,814
Additions to property and Equipment	(13,974)	(2,332)	(17,537)	(15,036)
	11,448	(176,644)	34,512,754	13,010,778

Increase (decrease) in cash	(3,540,789)	(4,817,797)	28,390,588	5,035,224

Cash, beginning of period	34,269,093	12,972,210	2,337,716	3,119,189

Cash, end of period	$30,728,304	$8,154,413	$30,728,304	$8,154,413

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 11, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2009, except as disclosed in notes 2 and 11(d).

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and six months ended December 31, 2009 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2010.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the cash and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:

(a)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements, which were adopted effective July 1, 2009:

(i)	Goodwill and intangible assets:

In February 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

2.	Significant accounting policies (continued):

(iii)	Business combinations, consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1582, Business Combinations ("Section 1582"), to replace Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements.  These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together.  As a result of the acquisition of Cytopia Limited (ASX: CYT) ("Cytopia") and given current differences among Canadian GAAP, International Financial Reporting Standards ("IFRS") and U.S. GAAP, the Company has elected to early adopt these sections effective July 1, 2009.  One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the statement of operations rather than capitalized as a part of the net assets of the acquired company.  For the three and six months ended December 31, 2009, acquisition costs included in general and administrative expenses were $430,000 and $622,000, respectively.  Under the former Section 1581, these costs at December 31, 2009 would be capitalized as an asset on the balance sheet.  Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the Company and the acquired entity.

(b)	Accounting policies issued but not yet adopted:

International financial reporting standards:

The CICA plans to converge Canadian GAAP with IFRS over a transition period until implementation in July 2011.  The impact of the transition to IFRS on the Company's unaudited interim consolidated financial statements has not yet been determined and management is carrying out a plan for the conversion to IFRS in accordance with the timelines required.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

3.	Cash and short-term deposits:

Cash is on deposit with Canadian Schedule A banks.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

4.	Intangible assets:

	December 31, 2009			June 30, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$7,348,185	$4,873,588	$2,474,597	$7,348,185	$4,343,317	$3,004,868

5.	Share capital:

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2009	55,835,356	$172,921,153
Issued on exercise of options	9,149	19,187

Balance, September 30, 2009	55,844,505	172,940,340
Issued on exercise of options	102,330	82,800

Balance, December 31, 2009	55,946,835	$173,023,140

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

5.	Share capital (continued):

At December 31, 2009, 2,380,953 (June 30, 2009 - 2,380,953) common shares are held in escrow for contingent payments related to Delex Therapeutics Inc. ("Delex") acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency:  634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.  If these milestones are not met by the escrow deadline of May 2, 2010, the common shares will be returned to the Company for cancellation.

6.	Contributed surplus:

Balance, June 30, 2009	$13,035,123
Stock-based compensation	396,644
Exercise of options	(7,763)

Balance, September 30, 2009	13,424,004
Stock-based compensation	118,046
Exercise of options	(31,635)

Balance, December 31, 2009	$13,510,415

7.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  As at December 31, 2009, the option exercise prices range from $0.50 to $5.74.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

7.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Six months ended
	December 31,		December 31,
	2009	2008	2009	2008

Number of options issued	–	–	757,500	2,004,250
Risk-free interest rate	–	–	2.3% - 3.1%	3.0% - 3.4%
Volatility factor	–	–	84.0% - 87.0%	68.0% - 78.0%
Expected life of options	–	–	5 - 7 years	3 - 7 years
Vesting period (months)	–	–	0 to 24	0 to 24
Weighted average fair value of options granted	–	–	$1.19	$0.31
Fair value of options granted	–	–	$900,018	$626,294

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2009 for stock-based employee compensation awards was $118,046 and $514,690 (three months and six months ended December 31, 2008 - $189,233 and $379,556), respectively.  The fair value of options granted is being expensed over the vesting period of the options.

As at December 31, 2009, total compensation cost related to non-vested awards not yet recognized was $589,653 and the weighted average period over which it is expected to be recognized was 1.52 years.  As at December 31, 2009, the Company has 1,865,617 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

7.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months and six months ended December 31, 2009 and the stock options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2009	6,563,615	$2.08
Granted	757,500	1.58
Expired	(108,351)	1.22
Exercised	(9,149)	1.25

Outstanding, September 30, 2009	7,203,615	2.04
Expired	(217,734)	2.89
Exercised	(102,330)	0.50

Outstanding, December 31, 2009	6,883,551	2.04

Exercisable, December 31, 2009	5,689,445	$2.26

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

8.	Out-licensing agreements:

					Revenue recognized
			Deferred revenue		Three months ended		Six months ended
Date of		Initial	December 31,	June 30,	December 31,		December 31,
agreement	Product	license fee	2009	2009	2009	2008	2009	2008

November 3, 2006	Tesmilifene	$230,400	$103,600	$120,400	$8,400	$8,400	$16,800	$16,800
July 25, 2006	Nimotuzumab	16,226,950	3,936,780	5,179,975	621,597	1,014,184	1,243,194	2,028,369
January 20, 2006	Nimotuzumab	1,152,788	–	–	–	96,066	–	192,131
August 30, 2005	Nimotuzumab	441,792	4,786	6,995	1,104	27,612	2,209	55,224
January 26, 2005	Tesmilifene	620,311	124,764	140,490	7,339	9,572	15,727	19,145
Royalty and
miscellaneous
revenue	Nimotuzumab	–	–	–	59,143	676,390	147,191	735,500

		$18,672,241	$4,169,930	$5,447,860	$697,583	$1,832,224	$1,425,121	$3,047,169

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the July 25, 2006 agreement was extended by 12 months.  This change was made as at January 1, 2009.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

9.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.417 million (U.S. $1.348 million), of which approximately $1.210 million has been incurred as at December 31, 2009 and the remaining $207 thousand has yet to be incurred.  The Company may cancel the contract with 30-days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $555 thousand has been incurred as at December 31, 2009 and the remaining $606 thousand has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $772 thousand has been incurred as at December 31, 2009 and the remaining $728 thousand has yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1.000 million, totalling approximately $4.898 million, of which approximately $2.299 million has been incurred as at December 31, 2009 and the obligation to pay the remaining $2.599 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

10.	Subsequent event:

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, cancer drug development company based in Melbourne, Australia.  The acquisition added two additional drugs to the Company's portfolio.  Cytopia's lead products are CYT997, a novel vascular disrupting agent currently in Phase II trials, and CYT387, a novel JAK1/2 inhibitor that has commenced a Phase I trial in myeloproliferative disorders at the Mayo Clinic.  The Company plans to continue these development programs.

This transaction was conducted by a Scheme of Arrangement (the "Arrangement") whereby the Company acquired all of the issued shares and options in Cytopia.  The terms of the Arrangement were as follows:

(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date.  This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding at the date of the Arrangement.

(b)	The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 stock options in the Company as consideration for the exchange of their partly paid shares.

(c)	Cytopia option holders received 225,950 stock options in the Company in consideration for the cancellation of their Cytopia options.

The purchase price (value of the Company's common shares issued plus the fair value of stock options issued in exchange for the partly paid shares) for Cytopia was estimated to be $12,642,000.  The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

10.	Subsequent event (continued):

The value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.00 to $15.00; risk-free interest rate of 3.28%; volatility factor of 83.6%; and estimated life prior to exercise of options of seven years.  The value of stock options issued to Cytopia option holders was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.71 to $15.27; risk-free interest rate of 1.41%; volatility factor of 99.58% to 117.49%; and estimated life of one to thirty months.  The Company expects to incur acquisition costs of approximately $1,000,000.  For the three and six months ended December 31, 2009, $430,000 and $622,000 of acquisition costs, respectively, were included in general and administrative expenses.  The transaction is a business combination and the Company will apply the acquisition method of accounting for the transaction.

The purchase price allocation to the acquired assets and liabilities has not been determined at this time, due to the recent closing of this transaction.  The Company expects that a majority of the purchase price will be assigned to the two clinical compounds acquired, in the form of acquired research and development.

The former shareholders of the Company will control approximately 88.5% of the combined consolidated entity and the existing Cytopia shareholders will represent approximately 11.5% of non-diluted interest in the combined company.

The results of operations of Cytopia will be included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010.  As required by Canadian GAAP, the supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period.  This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

10.	Subsequent event (continued):

Supplemental pro forma information:

The pro forma condensed combined revenue and loss for the six months ended December 31, 2009, had the acquisition date been July 1, 2009, is $1,445,420 and $9,427,727, respectively.

11.	Canadian and United States generally accepted accounting policy differences:

The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements.

(a)	Interim consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP.

	Three months ended		Six months ended
	December 31,		December 31,
	2009	2008	2009	2008

Loss for the period, based on Canadian GAAP	$(3,375,537)	$(3,174,385)	$(6,878,325)	$(6,330,597)
Amortization of acquired technologies (i)	265,136	265,136	530,271	530,271

Loss for the period and comprehensive loss based on United States GAAP	$(3,110,401)	$(2,909,249)	$(6,348,054)	$(5,800,326)

Basic and diluted loss per share (ii)	$(0.06)	$(0.06)	$(0.11)	$(0.11)

Weighted average number of common shares outstanding	55,888,710	55,835,356	55,862,879	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 5)	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Acquired technologies:

Under U.S. GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

(ii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:

			Additional
			paid-in
	Share capital	Deficit	capital	Total

Total shareholders' equity under United States GAAP, June 30, 2009	$172,921,153	$(147,438,485)	$11,274,011	$36,756,679
Stock-based compensation	–	–	514,690	514,690
Issued on exercise of options	101,987	–	(39,398)	62,589
Loss for the period	–	(6,348,054)	–	(6,348,054)

Total shareholders' equity under United States GAAP, December 31, 2009	173,023,140	(153,786,539)	11,749,303	30,985,904

Stock-based compensation expense	–	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	–	7,348,185	–	7,348,185
Amortization of in-process research and development acquired	–	(4,873,588)	–	(4,873,588)

Total shareholders' equity under Canadian GAAP,December 31, 2009	$173,023,140	$(153,130,276)	$13,510,415	$33,403,279

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

				Additional
				paid-in
	Warrants	Share capital	Deficit	capital	Total

Total shareholders' equity under United States GAAP, June 30, 2008	$3,150,539	$172,921,153	$(135,429,560)	$7,362,712	$48,004,844
Stock-based compensation	–	–	–	379,556	379,556
Expiry of warrants	(3,095,764)	–	–	3,095,764	–
Loss for the period	–	–	(5,800,326)	–	(5,800,326)

Total shareholders' equity under United States GAAP, December 31, 2008	54,775	172,921,153	(141,229,886)	10,838,032	42,584,074
Stock-based compensation expense	–	–	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	–	–	7,348,185	–	7,348,185
Amortization of in-process research and development acquired	–	–	(3,813,047)	–	(3,813,047)

Total shareholders' equity under Canadian GAAP,December 31, 2008	$54,775	$172,921,153	$(139,513,082)	$12,599,144	$46,061,990

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  For the six months ended December 31, 2009, the Company recognized $50,000 of investment tax credits (2008 - nil).

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(d)	New accounting pronouncements:

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods under U.S. GAAP as were used for the audited annual consolidated financial statements for the year ended June 30, 2009, except for the following new accounting pronouncements:

(i)
On July 1, 2009, the Company adopted the Statement of Financial Accounting Standards ("SFAS") 141R, Business Combinations ("SFAS 141R") and SFAS 160R, Non-controlling interests  in Consolidated Financial Statements ("SFAS 160R").  The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS 160R requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent entity.  This standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  Effective July 1, 2009, as described in note 2(a)(iii), the Company adopted new Canadian GAAP standards that parallel the adoption of these new U.S. standards.  Accordingly, the adoption of these U.S. standards did not have any additional impact on the Company's unaudited interim consolidated financial statements.

(ii)
On July 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise indicated)

Three months and six months ended December 31, 2009 and 2008
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

(iii)	Accounting standards codification:

On July 1, 2009, the Company adopted the Financial Accounting Standards Board, ("FASB") Accounting Standards Codification ("Codification") and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  On November 13, 2008, the Codification superseded all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

(e)	Supplemental pro forma information:

Supplemental pro forma information on the acquisition of Cytopia on January 29, 2010 is presented in note 10 in accordance with Canadian GAAP.  The pro forma condensed combined revenue for the six months ended December 31, 2009 under U.S. GAAP is unchanged at $1,445,420.  Under U.S. GAAP as described in note 11(a)(i), in-process research and development previously acquired was immediately expensed on acquisition.  Amortization of the acquired research and development included in the pro forma condensed combined loss for the six months ended December 31, 2009 of $530,271 was reversed under U.S. GAAP, and accordingly the pro forma condensed combined loss under U.S. GAAP was $8,897,456.